Raindance Communications, Inc. • 1157 Century Drive • Louisville, Colorado 80007
Telephone: 800.878.7326 • Fax: 303.928.2832 • wwww.raindance.com

June 29, 2005

Via Electronic Submission And Facsimile

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Larry Spirgel

Re:	Raindance Communications, Inc. Form 10-K for the fiscal year ended December 31, 2004 Filed March 15, 2005 File No. 0-31045

Ladies and Gentlemen:

       On behalf of Raindance Communications, Inc., for filing via EDGAR pursuant to the Securities Exchange Act of 1934, as amended, the following is our response to the Staff’s letter dated May 10, 2005 containing the Staff’s comments with respect to the above-referenced Form. For your convenience, each of the Staff’s comments has been reprinted in italics below. Page references in the text of the response correspond to the pages of Form 10-K for the fiscal year ended December 31, 2004, originally filed on March 15, 2005, unless otherwise indicated.

Financial Statements

Note (1) Summary of Significant Accounting Policies, pages F-8 to F-13

(e) Goodwill and intangible assets, page F-9

1.	Comment: Expand your disclosure to clarify that the goodwill impairment test involves a two-step approach and that impairment is measured based on a comparison of the implied fair value of goodwill to its carrying amount at the reported unit level.

       Response: Paragraph 19 of FAS142 indicates that the first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. The paragraph also indicates that if the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary.

In footnote 1 (e) to the financial statements we indicate that the annual reassessment of goodwill performed as of March 31, 2004 “indicated that the fair value of the reporting unit exceeded the goodwill carrying value, and therefore, goodwill was not deemed to be impaired”. As such, the second step of the goodwill impairment test was not necessary.

In Management’s Discussion and Analysis of Financial Condition and Results of Operations and specifically within Critical Accounting Policies and Estimates that begins on page 27, we highlight accounting matters that require difficult subjective or complex judgments or estimates and the assessment of goodwill and its recoverability. Additionally, in the section titled Goodwill on page 28, we do address the Commission’s request as follows-

“SFAS 142 requires a two-phase approach for impairment testing of goodwill. The first phase screens for impairment, while the second phase (if necessary) measures the impairment. In 2004, 2003 and 2002, we completed our first phase impairment analysis and did not find indication of impairment of our recorded goodwill; accordingly, the second testing phase was not necessary in each year”.

While preparing our 34’ Act filings we continually evaluate what may be perceived as unnecessary duplicative and repetitive disclosures. In this instance, we believe that the disclosure included in footnote 1 (e) and in the goodwill section of Critical Accounting Policies and Estimates is sufficient and expanding the disclosure in footnote 1 (e) would not add meaningful additional information to the readers of the 2004 Form 10-K.

(i) Software Development Costs, pages F-10 and F-11

2.	Comment: Please expand the disclosure to include how you evaluated the amounts of Raindance Meeting Edition software costs previously capitalized in accordance with the guidance in paragraph 10 of FAS 86.

       Response: Paragraph 10 of FAS 86 indicates that at each balance sheet date, the unamortized costs of a computer software product shall be compared to the net realizable value of that product. The amount by which the unamortized capitalized costs of a computer software product exceed the net realizable value of that asset shall be written off.

The capitalized costs of Raindance Meeting Edition totaling $2.8 million are being amortized over 36 months, which began in March 2004. We currently are generating revenue from Raindance Meeting Edition in an application service provider environment through subscriptions and usage, which is either minutes consumed or simultaneous connections (see footnote 1(h) on page F-10 and the statement of operations overview in MD&A on page 15). Additionally, in MD&A on page 15 we indicate that we continue to add new customers and increase revenue for this product quarter over quarter. We also released significant enhancements to this product in June 2005. To assess impairment of the capitalized Raindance Meeting Edition asset/costs, we compare the unamortized capitalized costs to the net realizable value of the product. Given the amount of capitalized costs on the books (net book value of $2.0 million at December 31, 2004), the cutting edge nature of the product, the new features and enhancements released in June 2005 and the anticipated future revenue validated by existing revenue, we concluded that the capitalized costs of Raindance Meeting Edition did not exceed its net realizable value as of December 31, 2004. In future filings we will expand this disclosure to specifically reference the methodology used to evaluate the recoverability of the capitalized costs of Raindance Meeting Edition using the criteria articulated in paragraph 10 of FAS 86.

3.	Comment: Refer to the disclosure on page 31 which states that “currently, we do not have any software licensing revenue projected”. Since you indicate that the licensing was a one-time event and you are not projecting future cash flows from software licensing, tell us why you did not write down the capitalized software costs as of the balance sheet date to net realizable value pursuant to paragraph 10 of FAS 86. Also, if your determination of net realizable value of the capitalized software included estimates of revenues from internal-use of the software in addition to zero estimated revenues from future external distribution of the software, please tell us your basis in GAAP for doing so. Please also see paragraphs 39, 40 and 89 of SOP 98-1 and ARB 43, Chapter 4, paragraph 9 for guidance.

       Response: The license revenue recognized in the third and fourth quarters of 2003 was related to our Web Conferencing Pro product, which is separate and distinct from our Raindance Meeting Edition product. During the quarter ended September 30, 2003 we made the decision to market the Raindance Meeting Edition software to others and reached an agreement with a customer that we would sell a Raindance Meeting Edition license to them once the product was commercially released in March 2004. This specific software license sale did not occur. Following the guidance in paragraph 40 of SOP 98-1, in the third quarter of 2003 we ceased capitalizing Raindance Meeting Edition costs as a result of the software license we expected to sell, which in our view caused the software to cease being “ internal use software”. As a result, our research and development expenses increased significantly from 2003 to 2004, which we highlight in the overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, and also described in the explanation of research and development expenses in both the statement of operations overview and the year over year results of operations analysis. The disclosure referenced in the Commission’s inquiry where we say “currently, we do not have any software licensing revenue projected” is intentionally written in such a transparent way to inform the reader that our sales of software licenses and resulting revenues do occur infrequently and are material and need to be considered by an investor in this light when assessing our business and past and future operating results. The disclosure goes on to say that we do not have any software licensing revenue projected “in the near term”. Paragraph 40 of SOP 98-1 continues by indicating that amounts previously capitalized under this SOP (98-1) should be evaluated at each balance sheet date in accordance with paragraph 10 of FAS 86. Paragraph 10 of FAS 86 indicates that at each balance sheet date, the unamortized costs of a computer software product shall be compared to the net realizable value of that product. The amount by which the unamortized capitalized costs of a computer software product exceed the net realizable value of that asset shall be written off. The net realizable value is then defined as the estimated future gross revenues from that product. We concluded that the term “estimated future gross revenues” includes the potential sale of software licenses and revenue generated through the use of this product in an application service provider (ASP) environment through the sales of subscriptions and usage based fees, which includes minutes used or simultaneous connections. As such, we concluded that the estimated future gross revenues exceeded the unamortized costs of $2.0 million as of December 31, 2004 and accordingly the capitalized costs were not impaired at such date.

Note 8(E) Commitments and Contingencies, page F-22

4.	Comment: Refer to your disclosure of the complaint by iTalk, LLC. Revise to disclose the estimated loss pursuant to paragraph 8 of FAS 5 or provide an estimate of the possible loss or range of loss pursuant to paragraph 10 of FAS 5. Please revise the disclosure in Item 3. Legal Proceedings on page 10 accordingly.

       Response: Paragraph 8 of FAS 5 indicates that an estimated loss from a loss contingency shall be accrued by a charge to income if both the following conditions are met:

1.	Information available prior to the issuance of the financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of a loss.

2.	The amount of the loss can be reasonably estimated.

With respect to the iTalk complaint we believed at the time, and continue to believe, that it was not probable (as defined in paragraph 3 of FAS 5) that a liability had been incurred and we were also unable to reasonably estimate the amount of a loss. Even if we had concluded that there was a loss we would not have been able to determine the possible loss or range of loss, and accordingly nothing would have been accrued. After carefully reviewing and considering the guidance in paragraphs 36 and 37 of FAS 5, we did not accrue an amount with respect to this loss contingency at December 31, 2004, but provided appropriate disclosure as to the status of the matter and our conclusions on the matter as of the filing of the 2004 Form 10-K.

Paragraph 10 of FAS 5 indicates that if no accrual is made for a loss contingency because one or both of the conditions in paragraph 8 are not met, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.

In footnote 8 (e) to the financial statements we indicate that we dispute the plaintiff’s claims and intend to defend against them vigorously. In fact, we have been vigorously defending these claims through the filing date of our 2004 Form 10-K, and continue to do so. Given the fact that we believed, and continue to believe, that a loss is not probable in connection therewith, we did not disclose a possible loss or range of loss and indicated that no accrual had been made for this contingency in the financial statements as of December 31, 2004. We continually assess this complaint in the context of FAS 5 every quarter. If the facts and circumstances remain the same as of June 30, 2005 (and in future filings), we will indicate in future filings that no accrual has been made and, if applicable, that we are unable to estimate an amount of this loss contingency. Accordingly, if our assessment related to this matter changes such that additional disclosure consistent with your comment and the guidance in FAS 5 is warranted, we will provide such information in future filings.

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       As requested by the Commission and in connection with our response to your comments we hereby acknowledge the following-

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	We understand that the staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please do not hesitate to contact the undersigned at (800) 878-7326 if we can be of further assistance.

Very truly yours,

Raindance Communications, Inc.

/s/ Nicholas J. Cuccaro

Nicholas J. Cuccaro Chief Financial Officer

cc:	Donald F. Detampel, Jr., Chief Executive Officer Stephanie A. Anagnostou, Esq. Kenneth Mesikapp, CPA Michael Platt, Esq.

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